FTB ADVISORS, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTB Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Madison Avenue, 14th floor
(No. and Street)

Memphis	TN	38103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Smith (901) 818-6168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

6070 Poplar Avenue, Suite 450	Memphis	TN	38117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Mims Clayton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTB Advisors, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH NORED
STATE OF TENNESSEE
NOTARY PUBLIC
SHELBY COUNTY

Signature

President

Title

Notary Public

Commission Expires 5/1/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Triad Centre III
Suite 450
6070 Poplar Avenue
Memphis, TN 38119-3901

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
FTB Advisors, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FTB Advisors, Inc. (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

Memphis, Tennessee
March 1, 2019


FTB ADVISORS, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2018



Assets


Cash and cash equivalents:		
Cash and money market funds	$	21,400,233
Securities purchased under agreement to resell		
with First Tennessee Bank National Association (FTBNA)		13,056,314
Receivables from brokers		306,080
Furniture, equipment, and leasehold improvements, net		2,210,977
Prepaid expenses and other assets		3,113,469
Deferred tax assets, net		160,237
Total assets	$	40,247,310


Liabilities and Shareholder's Equity


Liabilities:		
Accounts payable and accrued expenses	$	5,108,223
Due to FTBNA, net		12,130
Total liabilities		5,120,353
Shareholder's equity:		
Common stock, $12.50 par value – authorized, issued, and outstanding 2,000 shares		25,000
Additional paid-in capital		3,784,535
Retained earnings		40,403,118
Accumulated other comprehensive loss, net		(9,085,696)
Total shareholder's equity		35,126,957
Total liabilities and shareholder's equity	$	40,247,310

See accompanying notes to statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FTB Advisors, Inc. (the Company), a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), was formed for the purpose of providing securities brokerage services to FTBNA customers. Its ultimate parent company is First Horizon National Corporation (FHN). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company clears customer transactions through National Financial Services Limited Liability Corporation (NFS) on a fully disclosed basis. The Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. FTBNA has guaranteed the Company's performance of its obligations to NFS. The Company does not hold securities or custody assets for customers.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.

On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements. These estimates and assumptions are based on management's best judgments and are adjusted when facts and circumstances dictate. The Company bases its estimates on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

The Company considers cash on hand and in demand accounts and highly liquid investments, including money market mutual funds, to be cash equivalents with original maturities of three months or less.

(d) Securities Purchased under Agreements to Resell with FTBNA

Transactions involving purchases of securities under agreements to resell are accounted for as collateralized borrowings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of U.S. government agency securities with a fair value equal to or in excess of the principal amount loaned under resell agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(e) Furniture, Equipment, and Leasehold Improvements, Net

Furniture, equipment, and leasehold improvements consist of office furniture and fixtures, computer and other electronic data processing equipment, and leasehold improvements. Depreciation expense for furniture, fixtures, and computer equipment is computed over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lease periods or estimated useful lives, whichever is shorter.

(f) Deferred Income Taxes

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some

portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset.

(g) Securities Transactions

Securities transactions are recorded on a trade-date basis, as if they had settled.

(h) Fair Value

The Company's financial instruments are either carried at fair value or considered to approximate fair value due to their short-term nature. The Company follows the guidance set forth in Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, including all amendments and updates, to determine the fair value of financial instruments.

(i) Share-Based Payments

ASC 718, *Share-Based Payments*, requires recognition of expense over the requisite service period for awards of share-based compensation to employees. Share-based awards of FHN stock with grant date achievement criteria are expensed over the period from the start of the performance period through the end of the service vesting term. The grant-date fair value of an award is used to measure the compensation expense to be recognized over the life of the award if payment is to be made in shares. Such expense is related to restricted stock units which will be paid in cash and therefore require remeasurement each reporting period through settlement based on FHN share price.

(j) Adoption of Accounting Updates

Effective January 1, 2018, FTBNA adopted the provisions of ASU 2014-09, "Revenue from Contracts with Customers," and all related amendments to all contracts using a modified retrospective transaction method. ASU 2014-09 does not change revenue recognition for financial assets. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This is accomplished through a five-step recognition framework involving 1) the identification of contracts with customers, 2) identification of performance obligations, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations and 5) recognition of revenue as performance obligations are satisfied. Additionally, qualitative and quantitative information is required for disclosure regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In February 2016, the FASB issued ASU 2016-08, "Principal versus Agent Considerations," which provides additional guidance on whether an entity should recognize revenue on a gross or net basis, based on which party controls the specified good or service before that good or service is transferred to a customer. In April 2016, the FASB issued ASU 2016-10, "Identifying Performance Obligations and Licensing," which clarifies the original guidance included in ASU 2014-09 for identification of the goods or services provided to customers and enhances the implementation guidance for licensing arrangements. ASU 2016-12, "Narrow-Scope Improvements and Practical Expedients," was issued in May 2016 to provide additional guidance for the implementation and application of ASU 2014-09. "Technical Corrections and Improvements" ASU 2016-20 was issued in December 2016 and provides further guidance on certain issues. FHN elected to adopt the provisions of the revenue recognition standards through the cumulative effect alternative and determined that there were no significant effects on the timing of recognition, which resulted in no cumulative effect adjustment being required and no contract assets or liabilities recorded on the transition date and at December 31, 2019.

(k) Subsequent Events

In connection with the preparation of the statement of financial condition and in accordance with ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through March 1, 2019, which was the date the financial statement was available to be issued and concluded that no subsequent events have occurred that would require recognition in the statement of financial condition of disclosure in the notes to the financial statement.

(2) Securities Purchased Under Agreement to Resell with FTBNA

The Company enters into purchases of securities under agreements to resell and securities borrowed transactions, which are reflected as assets on the statement of financial condition. The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased under agreements to resell and securities borrowed transactions. At December 31, 2018, securities with a fair value totaling $13,056,314 were purchased under agreements to resell. The collateral is primarily received from other broker/dealers and is used by the Company to settle related securities sold, not yet purchased transactions to hedge its long inventory position. The carrying value of short-term financial instruments including securities purchased under agreements to resell are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk, have maturities ranging from approximately five to fifteen years as of December 31, 2018, and carry interest rates that approximate market rates.

(3) Receivables from Brokers

The receivables from brokers consist of receivables from the Company's clearing organization, NFS. The amount of receivables due from NFS at December 31, 2018 is $306,080.

(4) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2018 consist of the following:

Furniture	$	1,433,592
Equipment		319,707
Leasehold improvements		2,312,602
Furniture, equipment, and leasehold improvements, at cost		4,065,901
Accumulated depreciation and amortization		(1,854,924)
Furniture, equipment, and leasehold improvements, net	$	2,210,977

(5) Income Taxes

The Company is included in the consolidated tax return of FHN. The provision for income taxes is calculated by using a "separate return" method. Under this method, the Company provides for taxes as if a separate return is filed with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from FHN pursuant to a tax-sharing agreement. The current provision is the amount of tax payable or refundable on the basis of a hypothetical current-year separate return. The Company provides for deferred taxes on temporary differences and on any carryforwards that could be claimed on a hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

As of December 31, 2018, $137,321 was due to FTBNA for current income taxes and is a component of Due to FTBNA, net in the Company's statement of financial condition.

The components of deferred income taxes in the statement of financial condition at December 31, 2018 are as follows:

6

Deferred tax assets:

Deferred tax on minimum pension liability	$	2,981,201
Employee benefits		631,576
Accrued expenses		328,682
Gross deferred tax assets		3,941,459

Deferred tax liabilities:

Prepaid pension expense		3,200,033
Fixed assets		443,869
Other		137,320
Gross deferred tax liabilities		3,781,222
Net deferred tax assets	$	160,237

Management has concluded that the realization of the deferred tax asset is more likely than not as a result of the Company's expected ability to generate sufficient taxable income in future periods to utilize the benefit of the deferred tax assets. Accordingly, there was no valuation allowance as of December 31, 2018.

ASC 740, *Disclosure Framework – Changes to the Disclosure Requirements for Income Taxes*, defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. ASC 740 also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of December 31, 2018, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company accounts for interest and penalties, if any, as a component of income tax expense. All years prior to 2013 have been closed.

(6) Fair Value of Assets and Liabilities

In accordance with ASC 820, the Company groups its asset and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the inputs used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed prices that primarily use as inputs market-based or independently sourced parameters, including, but not limited to, interest rates, volatilities, debt prices, credit curves and funding rates.

The Company did not have any instruments for which the fair value of assets and liabilities are measured on a recurring basis as of December 31, 2018.

(7) Transactions with Related Parties

FTBNA provides the Company certain accounting, administrative, audit, and legal functions at no charge. During 2018, FTBNA provided certain financial planning and advisory services to the Company's customers at no charge. These customers are also customers of FTBNA. Additionally, the Company provides investment management services to the trust division of FTBNA.

The Company's cash and cash equivalents, including money market mutual funds, securities purchased under agreements to resell, and noninterest-bearing checking accounts, are held with or managed by FTBNA and its affiliates. In addition, the Company leases office space from FTBNA and pays FTBNA for telephone and related charges.

Certain employees of the Company participate in certain benefit programs sponsored by FTBNA and FHN, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan assets information pertaining to the employees of the Company is consolidated in the FHN pension and postretirement calculations and is therefore not separately available.

FTBNA reimburses the Company for commission expenses incurred by the Company in connection with the sale of certain FTBNA products. Similarly, the Company reimburses FTBNA for commission expenses incurred by FTBNA in connection with the sale of the Company's products.

As of December 31, 2018, the Company had a net payable balance of approximately $12,130 due to FTBNA as a result of various nontrade related transactions. There are no specific payment terms related to this payable and all related-party transactions are settled periodically throughout the year.

(8) Net Capital Requirements

The Company is subject to Uniform Net Capital Requirements pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule, minimum net capital may not be less than the greater of $250,000 or 6 2/3% of aggregate indebtedness computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, as defined. At December 31, 2018, the Company's net capital, as defined, was $16,141,598, which was $15,800,241 greater than its required net capital of $341,357.

(9) Exemptive Provision Under Rule 15c3-3

The Company clears all customer transactions through NFS on a fully disclosed basis and does not maintain customer accounts or securities. Therefore, the Company is exempt from filing the supplemental schedules of

"Information Relating to Possession or Control Requirements" and "Computation of Determination of Reserve Requirements."

(10) Changes in Liabilities Subordinated to the Claims of General Creditors

During the year ended December 31, 2018, there were no liabilities subordinated to the claims of general creditors.

(11) Commitments and Contingencies

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that any ultimate liability arising from existing actions will not have a material adverse effect on the statement of financial condition of the Company.

As discussed in Note 1, the Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. During 2018, no fees or charges were incurred for this guarantee of the Company by FTBNA. The total amount of any obligation under such agreements is dependent upon the magnitude of the customer trades or errors resulting in loss to these parties. At December 31, 2018, the Company had no accrual related to this indemnification as any loss is neither probable nor reasonably estimable.